# A7FL INC



# ANNUAL REPORT

9631 Stones River Park Way

Boca Raton, FL 33428

0

https://www.a7fl.com

This Annual Report is dated May 3, 2022.

## BUSINESS

The A7FL, American 7s Football League, was founded in March 2014 as a 7-on-7 full-contact tackle football league played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (600K+ social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Athletes generally range from 18 to 30 years of age, but must be at least 18 and sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. With fewer men on the field than traditional 11-on-11 football, the narrower field width increases the pace of the action. The quarterback has 4 eligible targets with 2 down linemen.

The A7FL season runs from April to July.

**Previous Offerings**

The Company has not had any recent offering of securities in the last three years.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

**Operating Results – 2021 Compared to 2020**

Results of operations

Year ended December 31, 2021, compared to year ended December 31, 201\

Revenue

2021 was a year of significant growth for the Company. After a COVID-19 pandemic shortened season in 2020, the league bounced back in 2021 and expanded from 2 to 4 divisions - adding Orlando and San Diego - and played a full season including national playoffs, with revenues increasing from just $12,693 in 2020 to $244,908 in 2021.

$169,125 of that revenue came from establishing 5 new A7FL divisions - in Boston, Cincinnati, Las Vegas, Los Angeles and Washington - giving the league a total of 9 divisions and a nationwide footprint. In each market, a licensee paid the league a license fee and/or invested in the league's StartEngine equity crowdfunding campaign in return for a 3-year license with the opportunity for an automatic 3-year extension if the division remains in good standing. Those divisions are slated to begin play in 2022 and 2023.

In 2021, the league's expansion to 4 markets as well as its return to a normal April to July schedule as well as increasing investment in production and marketing led to media rights deals with new partners FITE and fubo Sports Network, and a continuing relationship with highlight-focused distribution partner WAVE.tv, whose social media posts featuring the Company's content exceeded 100M views in 2021. In total, the Company's media rights revenues from all sources grew to $28,989 in 2021 vs $3,692 in 2020.

After COVID-19 significantly impacted live sports and restricted our 2020 season, in 2021 we were able to return to a more normal schedule across our entire league without player testing requirements. Thus, we no longer required the services of 2020's leading sponsor Oz Technologies (and its Salus COVID-19 mobile testing solution and physical tests), which had provided $55,000 of in-kind sponsorship in 2020. However the Company added sponsorship sales agency Precision Sports Marketing at the end of 2020, enabling overall sponsor revenues (without in-kind) to reach $18,800 in 2021.

The company also recognized $31,019 in player registration fees in 2021 as a new online registration, waiver and uniform ordering system was implemented.

Cost of Sales

2021's cost of sales rose to $222,134 up from $35,565 in fiscal year 2020, largely due to increases in live production expenses including prize money as well as advertising and professional fees related to our equity crowdfunding campaign, and retainer payments to sponsor sales, marketing and communications vendors.

Gross margins

Gross profit was $22,772 in 2021 compared to $22,872 in 2020, as we increased both revenues and expenses due to expansion to 4 divisions and increased production and marketing spending.

Expenses

Our 2021 expenses totaled $213,100 compared to $196,271 in 2020 as we continued to pay the commissions, advertising, legal and accounting expenses related to our StartEngine crowdfunding campaign; operated new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $170,639.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Sener Korkusuz

Amount Owed: $26,179

Interest Rate: 0.0%

Maturity Date: December 31, 2022

This debt does not accrue interest and is payable at a future date to be determined by management.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO; Director, Secretary

Dates of Service: May 28, 2014 - Present

Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 35.02% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May 28, 2014 - Present

Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 35.02% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex

Title: Founder

Dates of Service: March 01, 2012 - Present

Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sener Korkusuz

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.02

Title of class: Common Stock

Stockholder Name: Ryan DePaul

Amount and nature of Beneficial ownership: 2,730,000

Percent of class: 35.02

## RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $26,179.

Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,566,151 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications,

(iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Securities

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 6,878,151

2. Current Outstanding Options: 688,000

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

## We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

## We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

## We are an early stage company and have not yet generated any profits

A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

## We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

## We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

Increased Competitive Pressures May Reduce Company Revenues or Increase Costs

A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel.

Risk Associated with Managing Sports Leagues

The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment.

Sports-Related Injury Risks

All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 3, 2022.

**A7FL INC**

By   /s/ *Sener Korkusuz*

Name: <u>A7FL INC</u>

Title: CEO

Exhibit A

**FINANCIAL STATEMENTS**



# Financial Statements

# A7FL, Inc.

**From January 1, 2021 to December 31, 2021**

**Prepared by:**

# A7FL, Inc.
# Balance Sheet
# As of 12.31.2021



| ACCOUNTS | A7FL Inc. | A7FL Licensing LLC | A7FL Live LLC | Total |
|---|---|---|---|---|
| Assets | | | | |
| Cash and Bank | | | | |
| BUS COMPLETE CHK (225) | 0 | $0.00 | $87,810.49 | 87810.49 |
| BUS COMPLETE CHK (911) | $0.00 | $4,373.81 | 0 | $4,373.81 |
| BUS CHK #0701 | $78,455.18 | 0 | 0 | $78,455.18 |
| Total Cash and Bank | 78455.18 | $4,373.81 | $87,810.49 | 170639.48 |
| | | | | |
| Other Assets | | | | |
| Deposits held | $34,188.19 | 0 | 0 | $34,188.19 |
| Due Fron A7FL, Inc. | $0.00 | $554.75 | $17,360.01 | $17,914.76 |
| Due From A7FL Licensing LLC | $17,420.00 | 0 | $44,704.63 | $62,124.63 |
| Due From A7FL Live LLC | $16,625.00 | $8,000.00 | | $24,625.00 |
| Due from Shareholder: Ryan | $630.00 | 0 | | $630.00 |
| Due from Shareholder: Sener | $24,721.01 | 0 | | $24,721.01 |
| Less Accumulated Amortization | -$2.00 | 0 | | -$2.00 |
| Patents, trademarks, and copyri | $125.00 | 0 | | $125.00 |
| Total Assets | $172,162.38 | $12,928.56 | $149,875.13 | $334,966.07 |
| | | | | |
| Liabilities | | | | |
| Central Bill 6166 | $13,327.21 | 0 | 0 | $13,327.21 |
| Chase Credit Card # 1743 | $8,686.32 | 0 | 0 | $8,686.32 |
| CREDIT CARD (5707) | $803.92 | 0 | 0 | $803.92 |
| Due to A7FL Inc | $0.00 | $17,420.00 | $16,625.00 | $34,045.00 |
| Due to A7FL Licensing, LLC | $554.75 | 0 | $8,000.00 | $8,554.75 |
| Due to A7FL Live, LLC | $17,360.01 | $44,704.63 | 0 | $62,064.64 |
| Due to Shareholder: Sener | $50,900.00 | 0 | 0 | $50,900.00 |
| Net Wages Payable | -$2,249.08 | 0 | 0 | -$2,249.08 |
| Payroll Tax Payable | -$497.68 | 0 | 0 | -$497.68 |
| Total Liabilities | $88,885.45 | $62,124.63 | $24,625.00 | $175,635.08 |
| | | | | |
| Equity | | | | |
| Common Stock | $314,648.57 | 0 | 0 | $314,648.57 |
| Owner Distributions: Ryan | -$4,563.50 | 0 | 0 | -$4,563.50 |
| Owner Investment | $1,330.95 | 0 | 0 | $1,330.95 |
| PIC in excess of par, common s | $283,526.47 | 0 | 0 | $283,526.47 |
| Retained Earnings | | | | |
| Profit for all prior years | -$247,820.98 | -$420.00 | -$225.00 | -$248,465.98 |
| Profit between Jan 1, 2021 and | -$266,974.64 | -$48,776.07 | $125,475.13 | -$190,275.58 |
| Owner Draw | -$5,006.74 | 0 | 0 | -$5,006.74 |
| Owner's Equity | $8,136.80 | 0 | 0 | $8,136.80 |
| Total Retained Earnings | -$511,665.56 | -$49,196.07 | $125,250.13 | -$435,611.50 |
| | | | | |
| Total Equity | $83,276.93 | -$49,196.07 | $125,250.13 | -$276,280.51 |


**A7FL, Inc.**

**Income Statement**

**01.01.2021 to 12.31.2021**


| | A7FL Inc. | A7FL Licensing LLC | A7FL Live LLC | Total |
|---|---|---|---|---|
| **Income** | | | | |
| Sales | $43,501.36 | $27,994.83 | $173,411.62 | $244,907.81 |
| **Total Income** | **$43,501.36** | **$27,994.83** | **$173,411.62** | **$244,907.81** |
| | | | | |
| **Cost of Goods Sold** | | | | |
| Cash Prize Payouts | $7,500.00 | $14,000.00 | $4,500.00 | **$26,000.00** |
| Merchandise | $16,637.64 | $0.00 | $0.00 | **$16,637.64** |
| Subcontracted Servi | $88,547.19 | $52,313.96 | $38,634.98 | **$179,496.13** |
| **Total Cost of Go** | **$112,684.83** | **$66,313.96** | **$43,134.98** | **$222,133.77** |
| | | | | |
| **Gross Profit** | **-$69,183.47** | **-$38,319.13** | **$130,276.64** | **$22,774.04** |
| | | | | |
| **Operating Expenses** | | | | |
| Accounting Fees | $3,500.00 | $0.00 | $0.00 | $3,500.00 |
| Advertising | $26,068.11 | $9,550.00 | $0.00 | $35,618.11 |
| Bank Service Charg | $446.62 | $2.50 | $65.01 | $514.13 |
| Business Licenses & | $546.00 | $0.00 | $0.00 | $546.00 |
| Computer – Hardwa | $7,600.91 | $0.00 | $0.00 | $7,600.91 |
| Computer – Hosting | $2,661.65 | $0.00 | $0.00 | $2,661.65 |
| Computer – Internet | $559.68 | $0.00 | $0.00 | $559.68 |
| Computer – Softwar | $4,455.20 | $0.00 | $0.00 | $4,455.20 |
| Corporate tax | $2,965.00 | $0.00 | $0.00 | $2,965.00 |
| Dues & Subscription | $1,504.93 | $126.00 | $0.00 | $1,630.93 |
| Insurance | $2,008.00 | $0.00 | $0.00 | $2,008.00 |
| Interest Expense | $2,851.15 | $0.00 | $0.00 | $2,851.15 |
| Legal Fees | $1,914.41 | $0.00 | $0.00 | $1,914.41 |
| Meals and Entertain | $500.17 | $0.00 | $0.00 | $500.17 |
| Merchant Fees | $0.00 | $0.00 | $50.09 | $50.09 |
| Office Supplies | $6,704.82 | $0.00 | $0.00 | $6,704.82 |
| Payroll Tax | $1,116.02 | $0.00 | $0.00 | $1,116.02 |
| Payroll – Salary & W | $10,000.00 | $0.00 | $0.00 | $10,000.00 |
| Postage and delivery | $2,260.57 | $0.00 | $0.00 | $2,260.57 |
| Professional Fees | $74,791.82 | $0.00 | $4,686.41 | $79,478.23 |
| Rent Expense | $17,813.71 | $0.00 | $0.00 | $17,813.71 |
| Repairs & Maintenai | $689.12 | $0.00 | $0.00 | $689.12 |
| Sponsorship | $21,893.00 | $0.00 | $0.00 | $21,893.00 |
| Telephone – Land Li | $674.01 | $0.00 | $0.00 | $674.01 |
| Telephone – Wireles | $1,105.80 | $0.00 | $0.00 | $1,105.80 |
| Travel Expense | $2,659.39 | $828.44 | $0.00 | $3,487.83 |
| Vehicle – Fuel | $501.08 | $0.00 | $0.00 | $501.08 |
| **Total Operating** | **$197,791.17** | **$10,506.94** | **$4,801.51** | **$213,099.62** |
| | | | | |
| **Net Profit** | **-$266,974.64** | **-$48,826.07** | **$125,475.13** | **-$190,325.58** |

# CERTIFICATION

I, Sener Korkusuz, Principal Executive Officer of A7FL INC, hereby certify that the financial statements of A7FL INC included in this Report are true and complete in all material respects.

*Sener Korkusuz*

CEO